

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 17, 2007

VIA U.S. MAIL AND FAX (212) 846-1640
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32686**

Dear Mr. Dooley:

We have reviewed your supplemental response letter dated May 22, 2007 as well as your filing and have the following comments. As noted in our comment letter dated May 2, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Operating Activities, page 49

1. We note your response to prior comment 1.

   - Tell us your analysis of the shared arrangements based on your consideration of items (a) through (c) of paragraph 92 of SOP 00-02. It is unclear to us how, under any of the cited scenarios, a sale of a partial copyright interest in a slate of films could be accounted for as an immediate reduction of the film cost.

   - Tell us your consideration of each Film Fund as a variable interest entity. Refer to FIN 46(R).

   - Tell us the nature of the amounts due to the Film Funds (included in each film's participation costs) in addition to the investors' share of economic returns in accordance with their film percentage investment.

Off-Balance Sheet Arrangements, page 54

2. Please disclose off-balance sheet transactions related to your securitization arrangements, including the original amount and outstanding balance of off-balance sheet receivables sold and off-balance sheet debt, if any, incurred by special purpose entities to acquire the subject receivables.

Fair Value Measurement
Goodwill and Indefinite-lived Intangible Assets, page 58

3. We note your response to prior comment 3. Tell is your consideration of MTV Networks International or MTV Networks Domestic or any of its business units (i.e., channel groups) as a reporting unit.

Note 4. Business Combinations, page 82
Sale of Dreamworks Live Action Film Library, page 82

4. We note your response to comment 7. In order to obtain a better understanding of the appropriateness of your accounting regarding the acquisition of Dream Works and the subsequent sale of a 51% of DW Funding, please provide us with the following information:

- Tell us the business rationale for acquiring 100% of DW Funding and the subsequent sale of 51% of DW Funding. Tell us why you did not purchase a 49% interest in DW Funding at the date you acquired Dream Works.

- In connection with the allocation of the purchase price, tell us whether the $295 million allocated to goodwill includes goodwill related to the operations of the 49 films library owned by DW Funding.

- Based on the disclosures provided in your filings of your December 31, 2006 10-Ks and interim 10-Qs, it is unclear to us how the sale of the 51% interest in DW Funding and your retention of a 49% interest in DW Funding were legally structured. In this regard, we note disclosures indicating that you sold a 51% ownership interest in DW Funding and disclosures indicating that you sold 51% of the films library. Please clarify to us in detail.

- We note your disclosure stating that DW Funding is a VIE, but that you are not the primary beneficiary. Provide us with your detailed analysis of FIN 46R supporting your conclusion that you are not the primary beneficiary of DW Funding. In this regard, we note that in addition to the 49% ownership interest you retained in DW Funding, you also entered into a 5 year distribution agreement with DW Funding under which you receive a fee based upon a percentage of gross receipts that recovers expended distribution and marketing costs on a film-by-film basis prior to any participation payments to DW Funding. We also note that per EITF 99-19, you determined that you are the primary obligor under the distribution agreement based on an evaluation of the party that has the substantial risks and rewards of ownership under the arrangement.

- It is unclear to us why the carrying value of your 49% investment in DW Funding is only $7 million. In this regard, it appears that (1) at the acquisition date of Dream Works, you allocated to the film library owned by DW Funding 100% of its fair value and; (2) at the date of the sale of 51% of DW Funding, you reduced the carrying value of your film library by $675 million representing 51% of the fair value of the films library. Therefore, it is unclear why you did not record the 49% retained interest in the films library as part of the carrying value of your equity method investment in DW funding. Please advise or revise.

Note 9- Securitization of Receivables, page 87

5. We note your response to prior comment 8. In this regard, tell us in greater detail your basis for estimating the formulaic reserve and whether it equates to your subordinated interest. Refer to paragraph 59 of SFAS 140.

6. Refer to our response to prior comment 9.

- Tell us how securitization proceeds, including proceeds from new securitizations, proceeds from collections reinvested in revolving period securitizations, purchases of delinquent or foreclosed loans, servicing fees, and cash flows received on interests that continue to be held by the transferor are presented and captioned in the Consolidated Statements of Cash Flows. Refer to paragraph 17(h) (4) of SFAS 140.

- Tell us if your cash as reported includes any cash reserves in connection with the securitization transaction.

- Tell us your basis of presentation for, and how you determined the amount reported in, "Securitization facilities" captioned under operating activities in the Consolidated Statements of Cash Flows.

- Please provide the information required in paragraph 17(I) of SFAS 140 or tell us why it is not required. In addition, please supplementally provide us a copy of your proposed disclosure surrounding your securitization arrangements (in 2006 and 2005), including the related accounting policy, which you propose to include in your future filings.

7. We note your response to prior comment 11 and it appears to us that since the trade receivables have been securitized they meet the definition of debt security. Therefore you should classify the retained interest separately from accounts receivables. Refer to the last paragraph of the debt security definition in paragraph 137 of SFAS 115 and revise or advise.

 Note 18. Reportable Segments, page 109

8. We note your response to prior comment 13. Tell us your basis for concluding that MTV and BET Networks have similar economic characteristics and cater to the same type or class of viewers (end customers).

9. Tell us your basis for aggregating Famous Music within Filmed Entertainment versus Media Networks.

10.   We further note your statement on page 24 that a new internal management structure, including a specific segment manager for Famous Music, was put in place in 2006 primarily to ready the business for sale. Tell us if you considered reporting Famous Music as "held for sale." Refer to paragraph 30 of SFAS 144.

<p align="center">*   *   *   *</p>

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

Cc: Stephen T. Giove, Shearman & Sterling